Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended 31-Dec-2025

Page 1 of 5

Amounts in USD

Dates

Collection Period No.	24			
Collection Period (from... to)	1-Dec-2025	31-Dec-2025		
Determination Date	13-Jan-2026			
Record Date	14-Jan-2026			
Distribution Date	15-Jan-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Dec-2025	15-Jan-2026	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2025	15-Jan-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	476,600,000.00	397,866,405.81	368,564,056.78	29,302,349.03	61.482058	0.773319
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**495,876,405.81**	**466,574,056.78**	**29,302,349.03**		

Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03
Adjusted Pool Balance	1,394,166,681.09	530,730,572.84	501,428,223.81
Yield Supplement Overcollateralization Amount	65,292,162.27	24,668,456.63	23,449,129.03
Pool Balance	**1,459,458,843.36**	**555,399,029.47**	**524,877,352.84**

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.353850%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.800000%	1,591,465.62	3.339206	30,893,814.65	64.821264
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$1,982,688.87**		**$31,285,037.90**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	27,535,907.07	(1) Total Servicing Fee	462,832.52
Interest Collections	3,902,801.47	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	283,514.62	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,126,025.59		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,982,688.87
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	85,336.89	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**32,933,585.64**	(6) Regular Principal Distributable Amount	29,302,349.03
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**32,933,585.64**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,185,715.22
		Total Distribution	**32,933,585.64**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	462,832.52	462,832.52	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,982,688.87	1,982,688.87	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,591,465.62	1,591,465.62	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,982,688.87	1,982,688.87	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,302,349.03	29,302,349.03	0.00
Aggregate Principal Distributable Amount	29,302,349.03	29,302,349.03	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,860.77
minus Net Investment Earnings	9,860.77
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,860.77
Net Investment Earnings on the Collection Account	75,476.12
Investment Earnings for the Collection Period	85,336.89

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	555,399,029.47	15,292
Principal Collections	15,125,169.72	
Principal Collections attributable to Full Pay-offs	12,410,737.35	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,985,769.56	
Pool Balance end of Collection Period	524,877,352.84	14,762
Pool Factor	35.96%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	8.06%
Weighted Average Number of Remaining Payments	60.69	38.63
Weighted Average Seasoning (months)	8.92	32.26

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	512,915,670.26	14,519	97.72%
31-60 Days Delinquent	8,490,286.11	183	1.62%
61-90 Days Delinquent	2,876,567.32	50	0.55%
91-120 Days Delinquent	594,829.15	10	0.11%
Total	524,877,352.84	14,762	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.661%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,985,769.56	61	59,613,543.50	1,316
Principal Net Liquidation Proceeds	278,628.91		19,459,412.39	
Principal Recoveries	1,081,797.73		19,190,790.26	
Principal Net Loss / (Gain)	1,625,342.92		20,963,340.85	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	3.611%
Prior Collection Period	1.191 %
Second Prior Collection Period	1.900 %
Third Prior Collection Period	1.551 %
Four Month Average	2.063%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.436%
Average Net Loss / (Gain)	15,929.59

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.